January 9, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-3628

Attn: Mr. Joseph M. Kempf

Senior Staff Accountant

Re:	Lighting Science Group Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 4, 2012
Reg. No. 000-20354

Dear Mr. Kempf:

This letter sets forth the responses of Lighting Science Group Corporation (the “Company”) to the comments and requests for additional information (each a “Comment” and together the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 7, 2012 (the “Comment Letter”), with respect to the above-referenced filings (the “Filings”). For your convenience, we have repeated in bold type the Comments as set forth in the Comment Letter. The Company’s response to each Comment is set forth immediately below the text of the applicable Comment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	The Staff’s Comments or changes to disclosure in response to the Staff’s Comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert the Staff’s Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Form 10-Q.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Financial Statements, page 1

Note 11: Earnings (Loss) per Share, page 21

1.

Refer to the second paragraph of page 19 and explain to us why the fair value of the Repurchase Obligations was considered a deemed dividend applicable only to Pegasus Capital and affiliates, the Registrant’s controlling shareholder. Explain to us how the terms of LSGC Letter Agreement and the related Repurchase Obligation resulted in the establishment of two classes of common stock in accordance with ASC 260-10-45-59A through 45-70.

RESPONSE: As disclosed in the Form 8-K filed by the Company on January 23, 2012, the Company issued 5,000 Series G Preferred Units to Continental Casualty Company (“Continental”) on January 17, 2012 for gross proceeds to the Company of $5.0 million. As partial consideration for Continental’s purchase of these units, LSGC Holdings, the Company’s largest stockholder and an affiliate of Pegasus Capital Advisors, L.P. (“Pegasus Capital”), agreed to certain amendments (the “Holdings Amendment”) to the senior preferred membership interests (the “Holdings Preferred Interests”) held by Continental in LSGC Holdings. Specifically, the terms of the Holdings Preferred Interests were amended to provide that, among other things, LSGC Holdings would be required to redeem all of the Holdings Preferred Interests held by Continental in the event that the Company issued outstanding preferred equity securities having an original principal amount of over $80.0 million in the aggregate. On January 17, 2012, in consideration for the Holdings Amendment, the Company entered into a Letter Agreement (the “LSGC Letter Agreement”) with LSGC Holdings pursuant to which the Company agreed to indemnify LSGC Holdings and its affiliates for any and all losses or damages incurred as a result of any breach of, or redemption obligation under, the terms of the Holdings Preferred Interests arising out of or relating to the Company’s issuance of preferred equity securities in excess of the prescribed cap (the “Repurchase Obligation”). As of the date of the LSGC Letter Agreement, Continental held Holdings Preferred Interests with a principal value of $15.0 million, which interests were attributable to LSGC Holdings’ purchase of 3,750,000 shares of the Company’s common stock for $15.0 million in May 2011. Therefore, under the terms of the LSGC Letter Agreement, in the event that the Company was required to indemnify LSGC Holdings under the LSGC Letter Agreement, LSGC Holdings agreed to surrender 3,750,000 shares of common stock to the Company less any shares of common stock previously distributed by LSGC Holdings to Continental.

As disclosed on page 16 of the Form 10-Q for the fiscal quarter ended September 30, 2012 (the “Form 10-Q”), following the consummation of the Series H and I Preferred Offering, the amount of preferred equity issued by the Company exceeded $80.0 million, and, as a result, LSGC Holdings, a related party, was required to redeem 15,000,000 of the Holdings Preferred Interests held by Continental. On May 25, 2012, in conjunction with the Series H and I Preferred Offering, the Company, LSGC Holdings and Continental entered into that certain Exchange and Redemption Agreement (the “Exchange Agreement”) to, among other things, facilitate LSGC Holdings’ redemption of the Holdings Preferred Interests held by Continental, the Company’s indemnification payment to LSGC Holdings and LSGC Holdings’ surrender of shares of common stock to the Company in accordance with the LSGC Letter Agreement. Pursuant to the Exchange Agreement, the Company made a $16.2 million indemnification payment directly to Continental, which amount represented the cost to redeem the Holdings Preferred Interests. The payment consisted of: (i) a cash payment of $10.2 million, and (ii) in lieu of an additional $6.0 million in cash, 6,000 shares of Series I Preferred Stock at the Stated Value. Continental also surrendered the Holdings Preferred Interests to LSGC Holdings and LSGC Holdings surrendered a total of 2,505,000 shares of common stock with a fair value of $3.8 million to the Company.

The Company determined that the foregoing indemnification payment was effectively a return of capital to its controlling stockholder and, therefore, constituted a capital transaction. The $16.2 million indemnification payment to LSGC Holdings was significantly in excess of the fair value of the 2,505,000 shares of common stock surrendered to the Company upon settlement of this obligation pursuant to the Exchange Agreement. Following the Company’s consideration of the guidance included in ASC Topic 505-30-30-1 through 30-4, the Company determined that the amount paid to LSGC Holdings was determined to be a “deemed dividend.” Specifically, the Company noted that there were no stated or unstated rights such as those described in ASC 505-30-30-3 associated with this transaction that required separate accounting treatment, but rather the benefit provided to the Company by the LSGC Letter Agreement was an immediate $5.0 million cash infusion from Continental for the purchase of 5,000 Series G Preferred Units, which occurred at the same time as this LSGC Letter Agreement; however, the terms and price paid for the Series G Preferred Units were consistent with those paid by other investors. LSGC Holdings received an instrument that ultimately provided for the return of the $15.0 million of cash contributed to the Company in May 2011. The Company determined that the LSGC Letter Agreement was considered a freestanding financial instrument entered into directly with LSGC Holdings, contractually separate from the Series G Preferred Unit issuance to Continental, and detached from the Series G Preferred Units overall. Therefore, the Repurchase Obligation was determined to be a separate financial instrument for the repurchase of the Company’s common stock from LSGC Holdings at a price in excess of fair value and the excess purchase price was therefore considered to be a deemed dividend from the Company to LSGC Holdings.

The Company evaluated the guidance in ASC 260-10-45-59A through 60A and determined that the deemed dividend provided to Pegasus Capital and its affiliates on the common stock previously purchased by Pegasus Capital and its affiliates represented a preferential dividend to Pegasus Capital and its affiliates. This preferential dividend was considered in concluding that the common stock held by Pegasus Capital and its affiliates was “a class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights.” The deemed dividend was only for the benefit of Pegasus Capital (through LSGC Holdings), which effectively created the following two classes of common stock: (a) one class of common stock being attributable to Pegasus Capital and its affiliates and referred to in the Form 10-Q as the “Controlling Stockholders” and (b) the other class of common stock being attributable to all other holders of common stock because such holders did not receive the benefit of the deemed dividend and referred to in the Form 10-Q as the “Noncontrolling Stockholders.”

Note 15. Commitments and Contingencies

Legal Proceedings, page 25

2.	We note from the second paragraph of Note 15 on page 25 that Geveran Investments Limited filed a lawsuit in June 2012 seeking rescission of its $25.0 million investment in Lighting Science Group Corp. Tell us how you have accounted for this lawsuit at September 30, 2012 and of your consideration of whether or not the 6,250,000 common shares purchased by Geveran Investments Limited should be classified as temporary equity because they may be subject to rescission.

RESPONSE: As disclosed in the Form 8-K filed by the Company on May 16, 2011, Geveran Investments Limited (“Geveran”) purchased 6,250,000 shares of common stock on May 10, 2011 for gross proceeds to the Company of $25.0 million. The terms of this issuance were governed by a Subscription Agreement and such agreement did not provide Geveran with rescission rights and otherwise did not contain any terms that would indicate the shares purchased by Geveran should be classified as temporary equity. On June 22, 2012, Geveran filed its lawsuit against the Company and the other defendants for common law negligent misrepresentations and violation of Florida securities law. As noted on page 25 of the Form 10-Q, the Company denies any liability in connection with this matter and intends to vigorously defend this case. While the case is in its early stages, the Company believes it has strong defenses against the claims asserted. The Company considered the guidance in ASC 450-20-25, specifically the guidance in former FAS 5, Accounting for Contingencies, and as disclosed in Note 15 on page 25 of the Form 10-Q, the Company believes that it is not yet possible to determine the probability of an adverse outcome and, the amount of possible loss, if any, cannot be reasonably estimated. Based on this assessment, as of September 30, 2012, no liability was recorded with respect to the Geveran claims.

The Company did not consider reclassifying the common shares purchased by Geveran to temporary equity because the shares are not subject to rescission and there are no contractual provisions that could require the Company to repurchase or otherwise rescind the original Geveran investment. The investment is deemed to be permanent equity by the Company. The Company believes a rescission could only occur if the Company and/or the other defendants are found to have violated Florida securities law or some other settlement or agreement is reached by the parties involved. The Company has considered the nature of the outstanding litigation related to the Geveran investment and determined that the appropriate accounting guidance is ASC 450-20-25. Based on this guidance, the Company believes that as of the date of the filing of the Form 10-Q, it was not probable that a liability had been incurred; however, the Company has disclosed the nature of the contingency and that the amount of any possible loss could not reasonably be estimated.

Please direct any questions or comments concerning this response to the undersigned at (321) 779-5537.

Sincerely,

/s/ Thomas C. Shields

Thomas C. Shields
Chief Financial Officer
Lighting Science Group Corporation
1227 So. Patrick Drive, Building 2A
Satellite Beach, FL 32937
(321) 779-5520
Fax: (321) 260-3739

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